VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Ms. Kellie Kim

Mr. Isaac Esquivel

Office of Real Estate & Construction

Re:	Bluerock Homes Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2024
Commission File No. 001-41322

Ladies and Gentlemen:

This letter is submitted on behalf of Bluerock Homes Trust, Inc. (the “Company”), in response to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), Office of Real Estate & Construction, by letter dated September 30, 2025 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2024 filed with the Commission on March 20, 2025 (“Form 10-K”) and pursuant to a telephone conversation with the Staff on September 23, 2025.

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Form 10-K for the fiscal year ended December 31, 2024

Notes to Consolidated Financial Statements

Note 3 - Acquisition of Real Estate, page F-15

1.	We note from your response dated September 5, 2025 to prior comment 1 that a lender unaffiliated with the company financed the acquisition by funding $23.7M in first mortgage proceeds into title escrow. We further note that in your letter dated August 1, 2025, your view that all debt secured by an acquired real estate operation at closing – whether existing or in the form of new mortgage debt – should be excluded from the total investment as “assumed debt” for purposes of your significance calculation. Your calculation of the investment test does not comply with Rules 1-02(w) and 3-14 of Regulation S-X. Therefore, it appears that the acquisition of the real estate operation is significant, and financial statements are required under Rule 3- 14 of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment regarding the application of Rules 1-02(w) and 3-14 of Regulation S-X, and notes that on September 20, 2025, the Staff granted the Company a waiver in accordance with Rule 3-13 of Regulation S-X, which permits the Company to omit the financial statements required by Rule 3-14 of Regulation S-X and the pro forma information related to the Timberlin Acquisition.

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If you have any questions or comments regarding the foregoing, please contact the undersigned at 646-278-4225 or Sonia Barros with Sidley Austin LLP at 202-736-8387.

Sincerely,

/s/ Jason Emala

Jason Emala
Chief Legal Officer
Bluerock Homes Trust, Inc.

cc: Sonia G. Barros, Sidley Austin LLP